



Dominion®



A Century of Strength and Excellence





2009 Summary Annual Report



Contents

Shareholders receiving this Summary Annual Report in connection with our 2010 Annual Meeting of Shareholders should read it together with our 2009 Annual Report on Form 10-K. This Summary Annual Report includes only financial and operating highlights and should not be considered a substitute for our full financial statements, inclusive of footnotes and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in our Annual Report on Form 10-K. A copy of the Form 10-K, including the full financial statements, accompanies this Summary Annual Report and may also be obtained free of charge through our Web site at www.dom.com or by writing to our Corporate Secretary at P.O. Box 26532, Richmond, Virginia 23261-6532.

Dominion celebrated its centennial in 2009 with an exhibit and scrapbook that have been displayed at company locations and large events, such as the State Fair of Virginia. Our celebration will culminate with the publication of a commemorative book recording, in vignettes and iconic images, the company's first 100 years. Many such images can be found on the cover and in the pages of this report. Look for an announcement regarding the sale and availability of the book on our Web site, www.dom.com, in May.

Dominion is one of the nation's largest producers and transporters of energy, with a portfolio of more than 27,500 megawatts of generation, 1.3 trillion cubic feet equivalent of proved natural gas and oil reserves, 12,000 miles of natural gas transmission, gathering and storage pipeline and 6,000 miles of electric transmission lines. Dominion operates the nation's largest natural gas storage system with 942 billion cubic feet of storage capacity and serves retail energy customers in 12 states.* For more information about Dominion, visit the company's site at:

http://www.dom.com.

*All numbers are as of March 1, 2010

Year Ended December 31,	2009	2008	% Change
Financial Results (millions)			
Operating revenue	$15,131	$16,290	-7.1%
Operating expenses	12,502	12,664	-1.3%
Amounts attributable to Dominion:			
Income from continuing operations, net of tax	1,287	1,836	-29.9%
Reported earnings	1,287	1,834	-29.8%
Operating earnings*	1,942	1,837	5.7%
Data per Common Share			
Reported earnings	$ 2.17	$ 3.16	-31.3%
Operating earnings*	$ 3.27	$ 3.16	3.5%
Dividends paid	$ 1.75	$ 1.58	10.8%
Market value (intraday high)	$ 39.79	$ 48.50	-18.0%
Market value (intraday low)	$ 27.15	$ 31.26	-13.1%
Market value (year-end)	$ 38.92	$ 35.84	8.6%
Book value (year-end)	$ 18.66	$ 17.28	8.0%
Market to book value (year-end)	2.09	2.07	1.0%
Financial Position (millions)			
Total assets	$42,554	$42,053	1.2%
Total debt	17,913	17,430	2.8%
Common shareholders' equity	11,185	10,077	11.0%
Equity market capitalization	23,328	20,901	11.6%
Cash Flows (millions)			
Net cash provided by operating activities	$ 3,786	$ 2,676	
Net cash used in investing activities	(3,695)	(3,490)	
Net cash provided by (used in) financing activities	(112)	598	
Other Statistics (shares in millions)			
Return on average common equity–reported	11.8%	18.8%	
Return on average common equity–operating*	17.8%	18.8%	
Common shares outstanding–average, diluted	593.7	580.8	
Common shares outstanding–year-end	599.4	583.2	
Number of full-time employees	17,900	18,000	

* Based on Non-GAAP Financial Measures. See page 25 for GAAP Reconciliations.

Operating Earnings*

Dollars Per Share



2.26
2.53
2.56
3.16
3.27
2005
2006
2007
2008
2009

* Based on Non-GAAP Financial Measures.
See page 25 for GAAP reconciliations.

Year-end Stock Price

Dollars Per Share



38.60
41.92
47.45
35.84
38.92
2005
2006
2007
2008
2009

Dominion Virginia Power

Operates regulated electric transmission and distribution franchises in Virginia and northeastern North Carolina, providing electric service to about 2.4 million homes and businesses in the two-state area. Dominion Retail, serving 1.9 million customer accounts in 12 states, is part of this segment.

2009 Primary Operating Segment Earnings Percentages*

- Dominion Virginia Power
- Dominion Energy
- Dominion Generation


17%
24%
59%

*Excludes Corporate and Other Segment.

Dominion Energy

Operates regulated natural gas transmission and distribution storage businesses, including liquefied natural gas operations. It is also responsible for the company's Appalachian-based natural gas and oil exploration and production business and producer services. It has operations in Ohio, Pennsylvania, West Virginia, Virginia, Maryland and New York.

Dominion Generation

Operates the company's fleet of regulated power stations serving its electric utility franchise, as well as a merchant power fleet supplying wholesale markets in the Midwest and Northeast. Together, they account for more than 27,500 megawatts of generation.

For factors that could cause actual results to differ from expected results, see Item 1A. Risk Factors, Forward-Looking Statements in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A. Quantitative and Qualitative Disclosures About Market Risk in our Annual Report on Form 10-K for the year ended Dec. 31, 2009.

BUSINESS LINES	2009 HIGHLIGHTS	2010 OUTLOOK
• Electric transmission • Electric distribution • Energy and related products and services in competitive retail markets	• Connected more than 31,000 new franchise customer accounts • Proceeded on schedule to complete Meadow Brook-to-Loudoun and Carson-to-Suffolk transmission lines in Northern and Southeastern Virginia, respectively, in 2011 • Initiated "Smart Metering" demonstration project	• Maintain a superior safety record • Complete pending rate proceeding with the Virginia State Corporation Commission • Continue introductory energy conservation programs expected to reduce peak demand by electric customers in Virginia by 650 megawatts
• Natural gas transmission • Natural gas distribution • Natural gas storage • Gas and oil exploration and production; producer services	• Placed newly expanded Dominion Cove Point liquefied natural gas facility into commercial operation • Applied to build Appalachian Gateway project, a natural gas pipeline that would link West Virginia and Pennsylvania production with storage fields and pipelines in Pennsylvania • Continued major investment program to expand other components of a mid-Atlantic natural gas transmission and storage system	• Maintain a superior safety record • Monetize additional Marcellus Shale assets at the company's Appalachian-based gas and oil exploration and production properties • Continue to expand Appalachian Basin transmission and gathering infrastructure
• Utility power production • Merchant power production	• Proceeded on schedule to complete $1.8 billion, 585-megawatt Virginia City Hybrid Energy Center in Southwest Virginia in 2012 • Proceeded on schedule to complete $619 million, 580-megawatt natural gas-fired Bear Garden facility in Central Virginia in 2011 • Achieved a 93.1 percent capacity factor at nuclear fleet, the highest combined level since 2005	• Maintain a superior safety record • Continue investing in fleet environmental protection upgrades that will total $3.7 billion by 2015 • Continue to develop and build more than 4,000 megawatts of new generation to serve Virginia customers

The regional transmission organization, PJM Interconnection, forecasts that peak demand for electricity will grow faster in Dominion's service area than anywhere else in its 13-state footprint. ① To help our customers save and conserve energy, we provided discounts for the purchase of more than 4 million compact fluorescent light bulbs in The Home Depot stores. ② To stay at the forefront of modern energy transmission, distribution and conservation technology we are investing in "smart meters," which we introduced in 2009. ③ To ensure 24/7 reliable electric service and meet vital public need, we are constructing 11 power transmission projects, including one that will help transmit needed electric supply to the energy-hungry Washington suburbs of Northern Virginia.

Dominion Virginia Power 2009 Retail Electric Customer Mix

- Residential
- Commercial
- Industrial
- Governmental


<1%
1%
10%
89%

Dominion Virginia Power 2009 Retail Electric Sales by Customer Class

- Residential
- Commercial
- Industrial
- Governmental


11%
8%
47%
34%

Dominion Virginia Power's principal service area of 2.4 million customer accounts is one of the most durable state economies in the nation. CNBC calls Virginia America's "Top State for Business." Demand for energy continues to grow in Virginia, even in economically uncertain times.

②







Dominion Virginia Power

As of December 31

- Regulated Electric Distribution (VA) and (NC)
- Electric Transmission Lines Bulk Delivery

Does not reflect 1.9 million nonregulated retail customer accounts in 12 states.



Dominion Energy owns and operates natural gas transmission, storage and distribution infrastructure serving the heart of America's Midwest, Northeast and mid-Atlantic regions. It continues a major build-out of essential national energy infrastructure. It also owns natural gas and oil exploration and production (E&P) assets in the Appalachian Basin.

Dominion Energy
As of December 31

- Natural Gas Transmission Pipelines
- Natural Gas Transmission Pipelines (Partnership)
- Natural Gas Underground Storage Pools
- Cove Point LNG Facility
- Regulated Natural Gas Distribution (OH) and (WV)
- E&P Producing Area
- Marcellus Shale Formation

1



Natural gas remains one of America's preferred sources of energy and our transportation, storage and distribution system lies in the heart of some of the nation's strongest natural gas markets. We are seeking regulatory approval to construct the Appalachian Gateway project, which is designed to transport gas produced in West Virginia and southwestern Pennsylvania to storage fields and pipelines in Pennsylvania. ❶ Our USA Storage Project entered service in late 2009. ❷ A 60,000 gallon per day expansion of the Hastings Extraction Plant in Wetzel County is part of a $253 million expansion of our natural gas gathering, processing and liquids facilities in West Virginia. ❸ We brought a new expansion at Dominion Cove Point into commercial operation and have nearly doubled its capability. ❹ We own the drilling rights to a significant tract of Marcellus Shale acreage in the Appalachian Basin, an asset of emerging value that we expect to monetize in 2010 and 2011.


4
3
2

Behind our constant quest to be a safe, dependable and reliable provider of energy is the urgent need to match our electric output with demand. 1 Mindful of our environmental responsibility, we have designed the Virginia City Hybrid Energy Center to utilize clean coal technology; it will burn both coal and renewable wood biomass. 2 With partner BP Wind Energy, we have brought into operation in Indiana one of the largest wind farms east of the Mississippi River, Fowler Ridge I Wind Farm. 3 Our fleet of generating stations serving New England is a major beneficiary of our planned $3.7 billion in environmental spending. 4 We are using natural gas to fire the 580-megawatt Bear Garden facility under construction in Central Virginia that is expected to begin operating in 2011.

Generation Mix–Merchant Fleet
2009 Electric Capacity by Fuel



Coal
Nuclear
Natural Gas
Oil
Wind
3%
10%
34%
25%
28%

Generation Mix–Regulated Fleet
2009 Electric Capacity by Fuel



Coal
Nuclear
Natural Gas
Oil
Hydro/Other
13%
30%
12%
27%
18%

Dominion Generation operates more than 27,500 megawatts of capacity, with more than 40 percent of last year's total electric output being generated by emissions-free nuclear power. This segment serves retail and wholesale customers through our electric utility franchise as well as wholesale customers in the Midwest, mid-Atlantic and Northeast. It is investing $3.7 billion in environmental upgrades across its fleet.

1



Dominion Generation

As of December 31

Generation Stations in Operation

- Coal
- Hydro
- Natural Gas
- Nuclear
- Oil/Gas
- Biomass
- Wind

New Generation Stations Planned/ Under Development

- Coal
- Natural Gas
- Biomass
- Wind

Phase 1 in Operation

- ▲ Wind



3



2



4


DEAR INVESTORS

Thomas F. Farrell II • Chairman, President and Chief Executive Officer

Integrity in performance—doing what we say and doing it right—is the single most important legacy we carry to the future.

When we make promises, we work hard to deliver.

We reduced risk, saying at the time that would result in earnings and dividend growth and would maintain or improve credit ratings. Even during tumultuous economic times, Dominion made good.

Integrity in performance—doing what we say and doing it right—is the single most important legacy we carry to the future. Preserve that and combine it with superior operations, new energy technologies, environmental stewardship and community service —and Dominion will continue to do well.

Meeting 2009 Operating Earnings Targets In 2009, a year of continued economic uncertainty, we earned $3.27 per share* in operating earnings, up from 2008's $3.16 per share,* and met our target of $3.20 per share to $3.30 per share. Our 2009 earnings under Generally Accepted Accounting Principles (GAAP) were $2.17, down from $3.16 per share reported in 2008.

Our guidance for 2010, consistent with our previous outlook, anticipates operating earnings of $3.20 to $3.40 per share.**

Dominion's total return to investors in 2009 amounted to 14.5 percent. This measure of our stock's price appreciation or depreciation over a given year, plus your dividend, compared to 12.5 percent yielded in 2009 by the Dow Jones Utility Average, a group of 15 utility stocks including Dominion. The Dow Jones Industrial Average provided a 22.7 percent total return, while the S&P 500 produced a 26.5 percent return.

Dominion's total return to investors in 2009 amounted to 14.5 percent. This measure of our stock's price appreciation or depreciation over a given year, plus your dividend, compared to 12.5 percent yielded in 2009 by the Dow Jones Utility Average...

Returning More Earnings as Dividends In October 2007, your Board of Directors set a goal of achieving a 55 percent dividend payout ratio by 2010. The board and management believed that returning value to shareholders at that higher percentage would be more appropriate given Dominion's continued migration toward a more regulated business model.

We ended last year with our payout ratio nearing 54 percent of operating earnings.* In early 2010, your board declared a 4.6 percent increase in its quarterly dividend—an annual rate of $1.83 per share of common stock compared to $1.75 in 2009—and reaffirmedits goal to reach a 55 percent payout ratio in 2010. This increase built on the past two years, when your board raised the annual dividend payout

*Based on Non-GAAP Financial Measures. See page 25 for GAAP Reconciliations.

**See page 25 for GAAP Reconciliation of 2010 Operating Earnings Guidance.


Total Return Comparison
Percent
Through Dec. 31, 2009
1 Year Total Return
3 Year Total Return
5 Year Total Return
Source: Bloomberg
14.52
5.11
39.80
12.54
-2.49
42.20
22.70
-9.06
10.11
26.47
-15.94
2.10
Dominion
Dow Jones Utility
DJIA
S&P 500

by 11 percent in both 2008 and 2009. Expect more dividend increases in line with our payout ratio goals in coming years, subject to board approval.

Superior Operations, Safety Performance Safety remains our No. 1 priority. In 2009, Dominion's U.S. Occupational Safety and Health Administration recordable incident rate equaled that of 2008, after five straight years of steady improvement. Our goal is perfection, which employees at our Sweeney natural gas operations in Lewis County, W.Va., have achieved. They now have gone more than 50 years —half a century—without experiencing a lost-time injury, a company record.

Operationally, our nuclear generation fleet, consistently one of the nation's best run programs, continued its superb operations in 2009, with a capacity factor of 93.1 percent, including planned refueling outages. This is the highest combined level since 2005, when the last of our seven units was acquired. Our generators fueled by fossil sources and hydroelectric power had an equivalent forced outage rate of 3.52 percent—and a record best 3.31 percent for the Virginia Power fleet. In terms of the ultimate reliability of service, Dominion Virginia Power reduced its average customer minutes without power to 110 minutes for the 12 months ended 2009, the lowest level since 2001, an availability of nearly 100 percent, excluding outages caused by major storms. Our call center's average speed with which it responds to customer inquiries remained steady at 48 seconds.

Last year, we gained on key goals that further advance the transformation of Dominion. We are closer now to becoming a more regulated company, with the prospects for more stable streams of revenue.

Further Transforming Dominion Into a More Regulated Company Last year, we gained on key goals that further advance the transformation of Dominion. We are closer now to becoming a more regulated company, with the prospects for more stable streams of revenue.

We have reduced our exposure to volatile commodity prices through prudent hedging of output by our merchant generation fleet and at our Appalachian-based natural gas and oil exploration and production business unit. Even with softer commodity prices, the amount of production we have hedged in 2010 supports our earnings targets. As we have stressed for years, our merchant fleet in the Midwest promotes revenue stability through existing long-term power-supply agreements and prudent hedging strategies.

And, as always, we are exploring efficiency measures and changes to our business practices that will result in cost reductions in 2010, while maintaining our high standards of performance consistent with public and regulatory expectations.



Targeted Dividend Increase*
Recent increase is consistent with our 2010 targeted payout ratio of 55%.
Dollars per Share
55% Payout Ratio
1.38
1.46
1.58
1.75
1.83
2006
2007
2008
2009
2010*
*All dividend declarations subject to Board of Directors approval.

While weaker commodity prices and declining power sales are affecting the entire sector, we have the continuing good fortune to serve one of the nation's best regional economies, with demand for new energy and new infrastructure still growing.

Further Minimizing Variables, Underscoring Dependability Dominion has essentially become a "regulated plus" business model, one that does not get whip-sawed by factors beyond our control. Some things about the power business we will never command—Mother Nature, for one—but where we can minimize the effect of events and circumstances on our performance, we will.

Recall that when we sold substantially all of our E&P assets, the first and obvious question was: "Why?" The business made money. In fact, by the end of 2006, Dominion E&P represented 34 percent of our operating earnings.

But our E&P operations on the Gulf Coast, in the Rockies, in Canada and elsewhere seldom provided earnings as consistently or as predictably as we and our investors preferred. Today, with more than half of our operating earnings coming from state- and federally regulated energy businesses, we can chart the course ahead with greater certainty and, consequently, with better results. Operating earnings are growing, dividends are increasing, and our credit ratings are remaining stable and strong.

Continued Economic Strength in Our Electric Utility Franchise Service Area As I freely admit, we deliver our promises with terrific home-court, natural advantages.

While weaker commodity prices and declining power sales are affecting the entire sector, we have the continuing good fortune to serve one of the nation's best regional economies, with demand for new energy and new infrastructure still growing.

At our service area core is Virginia—one of the nation's most durable state economies. CNBC calls Virginia America's "Top State for Business." Forbes' Web site has weighed in with a "Best State for Business" distinction for the Old Dominion.

Long a principal venue for national military and intelligence centers—including the Pentagon, the world's largest naval base in Norfolk and the only U.S. location capable of aircraft carrier construction —Virginia began emerging a couple of decades ago as the global hub of Internet activity. Today, more than 50 percent of the nation's Web traffic flows through 36 data centers in the portions of Northern Virginia served by Dominion Virginia Power. Collectively these data centers require an enormous amount of electricity—enough to power nearly 325,000 average residential households.

Dominion is headquartered in Richmond, Va., and serves more than 5 million customer accounts in the mid-Atlantic, Midwest and Northeast.



Trolley cars rolled through Richmond for almost 100 years. This photograph, looking west from 11th Street, shows a car along Main Street in the early 20th Century.



31,000 New Connections in 2009 Even in turbulent 2009, Dominion Virginia Power connected more than 31,000 new accounts—down from 37,000 new connects in 2008 and nearly 50,000 in 2007. Yet, the regional transmission organization, PJM Interconnection, forecasts that peak demand for electricity will grow faster in Dominion's service area than anywhere else in its 13-state PJM footprint, which includes Washington, D.C.—about 5,600 megawatts over the course of the next decade. To put that figure into perspective, 5,600 megawatts is enough electricity to power 1.4 million average American homes.

However well Virginia is withstanding the national economic pressures, other states are lagging by comparison. As you know, a substantial portion of our energy infrastructure lies outside Virginia—as well as a substantial portion of our earnings, which come from merchant power stations in the Northeast and the Midwest and from a growing natural gas pipeline, storage and distribution system. I believe the jury is still out on whether the nation will see serious economic recovery in 2010. A rough consensus of economic wisdom does not have the U.S. economy roaring back, fueled by pent-up demand. A more likely scenario has recovery coming in fits and starts.

So sitting back and hoping for the economy to do something will hardly suffice as a strategy. Better, we think, to do for ourselves and seek the financial performance we deem essential to our shareholders' interests and expectations.

So sitting back and hoping for the economy to do something will hardly suffice as a strategy. Better, we think, to do for ourselves and seek the financial performance we deem essential to our shareholders' interests and expectations. Though uncertainty may prevail, the current circumstances do not diminish the potential of emerging opportunities—opportunities we must and will seize.

Constructive Utility Regulation in Virginia Virginia has adopted a forward-looking system for regulating electric utilities. It balances the economic interests of our utility customers and our utility's need to attract investment capital on competitive market terms for needed capital projects.

In early 2010, the Virginia State Corporation Commission (SCC) was reviewing our proposal to establish new base rates that will be in effect in Virginia for at least a four-year period. We were pleased to

Motorman W.E. Blanton, pictured in the issue of *Public Service News* below, avoided a serious collision by "keeping a level head and using it."


Public Service News

Jim Hamilton, left, often shared ideas about "Farming Better—Electrically" with farmers in Virginia's Allegheny region. He retired in 1994 after 62 years with the company.





Safety has always been a priority at Dominion. Below, Richmond employees raise the VEPCO Safety Flag in 1931. They won the contest and earned the right to fly the flag for a year.


VEPCO

reach a proposed settlement with the Virginia attorney general, SCC staff and all other major parties in late February that would set our utility's return on equity for base rates at 11.9 percent through at least the first biennial review in 2011. No final ruling from the SCC had occurred by press time.

Recall that Virginia's rules also enable your company to recover financing costs for major construction projects now under way and to earn premium returns on equity above the utility's general rate of return. Our utility is recovering costs of its system modernization and expansion on a timely basis with competitive returns through stand-alone rate adjustment clauses associated with specific projects. This is a critical consideration in attracting investment capital from today's very competitive capital markets.

These adjustment clauses (called "riders") are already in place for the company's two largest ongoing construction projects—a clean coal facility in Southwest Virginia (Virginia City Hybrid Energy Center) and a natural gas-fired station in Central Virginia (Bear Garden). The SCC sets rates on current recovery of the financing costs of these projects during construction, independent of the base rate proceedings. In connection with the proposed base rate settlement, the Virginia attorney general, SCC staff and all other major parties in late February agreed to a proposal awaiting final SCC approval that would provide for a 12.3 percent return on equity on these two projects. Another rider is now in effect covering costs associated with operating our transmission system, including expansions outlined in this report.

Customers also would benefit under the proposed settlement—at a time when they need money the most. In sum, they will get more than $700 million in credits and savings, mainly in the years 2010, 2011 and 2012. A typical residential household using 1,000 kilowatt-hours of electricity a month would see an 8.9 percent reduction in 2010 compared to their bill in March 2009.

And during those same important years, your company will be positioned to attract large amounts of investment capital to expand our system to meet our region's future demand for energy.

Positioning Ourselves for Growth in 2010 and Beyond Over the next three years, we expect to invest $6.6 billion in growth capital expenditures, primarily in regulated infrastructure—$4.5 billion of which will be used to improve electric reliability in the company's Virginia service area.

Early in 2009, the Dominion Foundation announced a $1 million grant to Virginia Union University in Richmond, Va. The grant is being disbursed over a four-year period. It will support the Agenda for a New Era of Excellence Campaign.



The bustling campus of Virginia Commonwealth University in downtown Richmond, Va. The company's nuclear operating unit has contributed $30,000 to the university's nuclear engineering program.



VEPCO President Jack Holtzclaw (third from right) and Richmond Mayor J. Fulmer Bright visited a city orphanage during the 1931 Community Fund drive.



More than 90 percent of Dominion's planned growth capital investments are in the category of regulated assets and, as such, would afford us the opportunity to earn competitive authorized rates of return. More than half of these regulated projects would qualify for premiums on top of base returns on equity. Cash recovery mechanisms are also in place for timely reimbursement of financing costs incurred during the multi-year construction periods.

Financing Construction With Prudent Balance of Debt, Equity These planned regulated growth assets will serve customers and shareholders, in many cases, for 40 or more years. During the construction period we must obtain capital to finance the expenditures. We intend to do so in a balanced manner, issuing both debt and equity in amounts appropriate to maintain our financial profile.

Through this period of significant capital investment, we expect to meet earnings and dividend payout targets, and maintain appropriate credit ratings. We anticipate an estimated $400 million in planned equity needs in 2010. We expect to eliminate this need to issue common stock by using after-tax proceeds gained from our plans to monetize Marcellus Shale, which I will discuss later in this letter. The company plans to buy shares to satisfy employee savings plans and direct stock purchase plans, including our dividend reinvestment plan, among other programs, through market purchases.

Through this period of significant capital investment, we expect to meet earnings and dividend payout targets, and maintain appropriate credit ratings.

Reducing Debt, Maintaining Strong Credit Ratings In addition to E&P, other asset sales have played, and are expected to play, an important part of our transformation.

In early 2010, we completed our long-planned sale of Dominion Peoples, the natural gas distribution company in Pennsylvania serving about 359,000 homes and businesses. The sales price was approximately $780 million, adjusted for changes in working capital, capital expenditures as well as affiliate borrowings, yielding approximately $542 million in after-tax proceeds. The proceeds were used to reduce debt. We ended our effort to sell Dominion Hope, our natural gas distribution company in West Virginia that serves about 117,000 customer accounts. Following a decision by that state's regulatory authority to deny the sale, we reintegrated Dominion Hope into our remaining broader natural gas distribution business.

In 1959, Systems Operator J.B. Korte worked at a new computer in the Systems Operation Center (SOC). The map board measured 6 feet by 14 feet.



Today's SOC has state-of-the-art systems and practices in analysis and training that were company standards before they became industry standards.



Electric power transmission expansion is a critical part of our business plan.



Crews constructing an electric transmission tower in Virginia's fast-growing service area.



Through a turbulent economic year, we maintained our strong credit ratings and access to the short- and long-term credit markets. We manage our cash coverage ratios and balance sheets to targets that are appropriate for the company to maintain and enhance its credit ratings over the various stages of the construction and cash recovery cycle.

In 2009, credit markets improved for large businesses. This reduced our financing costs compared to earlier expectations and had a positive impact on 2009 earnings. We expect continued benefits to be reflected in 2010 earnings. Moreover, we took advantage of historically low treasury rates by entering into pre-issuance interest rate hedges at attractive levels for anticipated debt issuances in 2009 and 2010. The transactions have yielded positive results.

Of course, our access to the capital markets depends principally on our credit ratings. The rating agencies S&P, Fitch, and Moody's rated Dominion Resources senior unsecured debt A-minus, BBB-plus and Baa2, respectively. Each maintains a "stable" outlook on its rating. The agencies rate Virginia Electric and Power Company senior unsecured debt A-minus, A-minus and Baa1, respectively—Moody's with a positive outlook; the others with stable outlooks.

In short, we plan to use a prudent balance of debt and equity to build on a foundation of energy efficiency, new electric generation fueled by diverse sources and investments in transmission and distribution projects.

Further evidence of investors' confidence in our company's creditworthiness: The cost to investors of buying protection against possible adverse credit events at Dominion ranks among the lowest of the utilities included in the most widely referenced index of such costs.

In short, we plan to use a prudent balance of debt and equity to build on a foundation of energy efficiency, new electric generation fueled by diverse sources and investments in transmission and distribution projects.

Expected Drivers of Earnings Growth You can find projects and timelines for our construction program in the front of this year's Summary Annual Report,

Dominion is receiving premium rates of return on 11 transmission projects under construction in Virginia, the fastest-growing state in the 13-state PJM grid. Regulators want to promote needed investment in essential infrastructure.









broken out by maps of each of our three operating units, beginning on page 4 and continuing through page 11. Among those expected to make substantial future contributions are:

- Virginia City Hybrid Energy Center in Southwest Virginia, which is more than 50 percent complete. Once operational in 2012, the $1.8 billion clean-coal station will be able to generate 585 megawatts and will be one of the cleanest coal generating facilities in the nation. Among other features, it will use renewable wood biomass for at least 10 percent of its fuel.

- Bear Garden, a 580-megawatt natural gas-fired facility that is half complete. It is estimated to cost about $619 million, and operation is expected in 2011.

- Two major electric transmission projects in Virginia—the Meadow Brook-to-Loudoun line and Carson-to-Suffolk line—which are on schedule to be in service in 2011. They are the two largest of 11 projects representing about $877 million of investment qualifying for enhanced rates of return (12.65–12.9 percent) set by the Federal Energy Regulatory Commission (FERC). Regulators want to promote needed investment in essential infrastructure.

- Dominion Cove Point, one of the nation's largest liquefied natural gas (LNG) facilities, which, in 2009, completed a successful expansion that increased output by about 80 percent. This world-class natural gas import facility with ready access to both the customers and the storage areas that make up the world's largest natural gas market has three customers—BP Energy, Royal Dutch Shell and Statoil Hydro—which contract Cove Point's capacity to unload, store and process LNG. They pay Dominion for their full contracted amount of capacity regardless of whether they actually use it. A subsidiary of Statoil Hydro ASA has contracted for all of the new capacity. In early 2010, we began modifying and upgrading the facility's offshore pier to enable it to receive the world's largest, most modern LNG ships.

Dominion Cove Point, one of the nation's largest liquefied natural gas facilities, in 2009 completed a successful expansion that increased output by about 80 percent.

- Appalachian Gateway, a natural gas pipeline project that we began seeking regulatory approvals to construct, is designed to transport gas produced in West Virginia and southwestern Pennsylvania to storage fields and pipelines in Pennsylvania. Marcellus Shale and traditional production have increased the natural gas available from the Appalachian Basin. This project would lessen the bottleneck preventing some West Virginia and Pennsylvania gas production from getting to customers in the Northeast and mid-

Natural gas transmission pipeline expansions are another critical part of our business plan.



The 1937 construction of New York State Natural Gas's Line No. 8.





Atlantic. The project is fully subscribed by output from Marcellus Shale production and other Appalachian natural gas producers. If approved, the project would see construction begin in 2011, with an expected in-service date of 2012.

• Millstone Power Station, an uprate of 77 megawatts. A nuclear facility, Millstone is the anchor of a Dominion merchant generating fleet that produced more than 20 percent of electric power generated in ISO-New England, the regional transmission entity serving that region, in 2009.

• A renewable portfolio expansion that includes the commercial operation of Fowler Ridge I Wind Farm, which is jointly owned by Dominion and BP Wind Energy. It entered service in 2009 and produces 300 megawatts, enough electricity to power 75,000 residences and businesses. Dominion's ownership of wind farms under development or in operation would supply more than 900 megawatts of generating capacity to the grid. Overall, the company's renewable portfolio exceeds 1,500 megawatts in operation or development.

Let me also point to another terrific natural advantage of our Appalachian E&P properties. We own a significant tract of Marcellus Shale acreage, an asset of emerging value that we expect to monetize in 2010 and 2011.

• North Anna Power Station and Surry Power Station, where uprates over the next three years would result in more than 200 megawatts for the Virginia grid. At North Anna, we are also evaluating the addition of a third nuclear reactor. This large-scale, carbon-free source of electricity can have a positive impact on the reduction of greenhouse gas emissions.

Marcellus Shale Acreage: Increasing Potential Value

I earlier referenced our strong home court economic advantages in Virginia. Let me also point to another terrific natural advantage of our Appalachian E&P properties. We own a significant tract of Marcellus Shale acreage, an asset of emerging value that we expect to monetize in 2010 and 2011.

We retained certain E&P properties following our sale of the vast majority of them in 2007. Our decision to retain this portion of the business stemmed from our decades-long involvement in those properties, their strategic location along our gas transmission and storage system, and their less-capital-intensive and more predictable earnings profile. The decision to keep Appalachian E&P is paying off.

As natural gas gains a more prominent role in the nation's energy mix, record acreage prices are being paid by developers seeking to utilize this increasingly popular source. Now made economically accessible by advances in technology, the Marcellus Shale formation is believed to hold hundreds of trillions of cubic feet of recoverable natural gas. Moreover,

A recent expansion at Dominion Cove Point in Southern Maryland nearly doubled the facility's output.



An LED streetlamp installation in Charlottesville, Va. This is an important part of Dominion's broader energy conservation aims.





Dominion's Marcellus acreage lies near storage and transmission infrastructure serving the energy-hungry Northeast.

In 2008, we leased out drilling rights on 117,000 acres in the Marcellus Shale formation to Antero Resources at a price of approximately $3,000 per acre, retaining a 7.5 percent royalty interest. Dominion owns the rights to an additional 450,000 acres of Marcellus formation acreage.

While we have no plans to develop this asset, we intend to monetize the acreage over the next two years, depending on market conditions. We expect to accomplish this through simple sales, farm-outs or similar transactions.

We plan to use the proceeds to eliminate the need to issue common stock in 2010 as we continue on a major construction program to expand and modernize our system and offset the impact of an expected Virginia regulatory decision.

Breakthroughs in the development of new energy sources, along with the promise of new intercontinental gas pipeline capacity, and emerging delivery technology, such as smart metering, hold large potential benefits for Dominion shareholders and customers alike.

Breakthroughs in the development of new energy sources, along with the promise of new intercontinental gas pipeline capacity, and emerging delivery technology, such as smart metering, hold large potential benefits for Dominion shareholders and customers alike.

Launching 'SmartGrid' Technology in Virginia In our electric utility service area, we intend to use an emerging bundle of new technologies known as "SmartGrid" to help reduce the need for additional power stations.

Among those technologies is "smart metering." These innovative, system-ready devices enable two-way communication between the electric meters at individual homes and businesses and Dominion Virginia Power. We initiated a demonstration project in 2009.

SmartGrid technology can reduce a costly phenomenon—"line loss." Throughout the industry, utilities lose about 8 percent of the energy produced by power stations as it travels to the customer along the transmission and distribution network. New technologies such as the ones that we are employing enable us to reduce line loss through voltage reductions and operate the system more efficiently, thereby reducing fuel consumption, protecting the environment, and saving our customers money.

Our SmartGrid initiatives are part of a broader, more comprehensive energy conservation plan filed

Dominion employee Alison Kaufmann explains how "smart meters" and "SmartGrid" technology might benefit customers in Charlottesville, Va.



Dominion Chairman, President and CEO Tom Farrell is joined by then-Virginia Gov. Tim Kaine and other officials at a kick-off announcement in Charlottesville.



Left to right are Misses Hopkins, Berry, and Mariner, operators on the Richmond switchboard in 1943.



By 2015, Dominion expects to have spent $3.7 billion on environmental improvements at its merchant and utility generating fleet.

with the SCC. Overall, we expect our portfolio of programs to reduce peak demand for electricity by Virginia customers by about 650 megawatts over a 15-year period. This is comparable to a large generating unit. The programs are expected to protect the environment by reducing carbon dioxide emissions by a total of more than 15 million tons by 2024, the equivalent of removing more than 173,000 cars annually from the road for 15 years, according to a U.S. Environmental Protection Agency estimate.

Investing to Protect the Environment By 2015, Dominion expects to have spent $3.7 billion on environmental improvements at its merchant and utility generating fleet. As pictured in the line charts below, mercury, sulfur and nitrogen oxides emissions in the mid-Atlantic and New England regions are heading dramatically down. Our power stations are producing cleaner electricity.

Even so, a growing number of our utility customers in Virginia have told us that they would like to buy power generated from renewable energy sources, such as sunlight, wind, falling water, sustainable biomass, waste, wave motion, tides and geothermal power. In early 2009, we began offering our Dominion Virginia Power utility customers the option to support green power through their monthly electric bills. Customers may direct Dominion to buy renewable energy certificates equal to 100 percent of their monthly electrical use; or they can specify the dollar amount that they wish to spend on those certificates. That cost is added to their electric bill.

This renewable energy is above and beyond that which Dominion produces, giving our customers the option of voluntarily supporting the development of green power.

Cleaner Air in New England

Projected emissions reduction

Percent

Dominion began ownership of Dominion New England (Brayton Point, Manchester Street and Salem Harbor Power Stations) Jan. 1, 2005

■ SO_2 -86%
■ NOx -80%
■ Mercury -88%


0
-20
-40
-60
-80
-100
1998
2000
2002
2004
2006
2008
2010
2015

Cleaner Air in Virginia

Projected emissions reduction

Percent

■ SO_2 -81%
■ NOx -80%
■ Mercury -87%


0
-20
-40
-60
-80
-100
1998
2000
2002
2004
2006
2008
2010
2015

Corporate Culture Matters Corporate "culture" does matter. Attitude matters. Engagement matters. It is no good to just say those words. You have to breathe them and live them. We go about our business as a team, but, at Dominion, every employee has the potential to make a difference.

I am proud that our company is a place where employees volunteered approximately 125,000 hours of their time in 2009 to work in their communities—weatherizing homes, improving parks, stacking shelves at food banks, walking to raise funds to help find the cure for debilitating, sometimes fatal diseases.

Most of all, I am proud that thousands of my colleagues put on a hard hat or work behind a desk each day, remaining steadfast and true to our long-standing, time-tested core corporate values—safety, excellence, ethics and teamwork.

Thank You for Your Support Step back, view our industry from afar, and it is clear: A new, uncertain era is emerging.

We enter this era wise in the ways of surviving a century, with prudence, integrity, caution and care. As working principles, they may not often get invoked on the motivational speaking circuit, but they wear well in trying, changing times. We soldiered through in 2009 and, along the way, validated our corporate values.

By husbanding resources, managing costs, narrowing purposes, and never losing sight of our primary mission—to serve our customers reliably, safely and well—we reached the end of 2009—and our first 100 years—and opened 2010 with substantial reason for optimism.

Looking back, to the previous year, through the past century, we have much pride—and trust that we have earned in a century of strength and excellence.

To our customers and the investors who continue to make this remarkable enterprise move ahead, we offer our thanks.

Thank you for your confidence in Dominion as a place to entrust your money. We will continue to manage your company efficiently and protect and grow the value of your investment in Dominion—through renewed and determined effort to serve our customers with relentless focus on service, excellence and the best that new technology backed by time-tested values can create.

Sincerely,



Thomas F. Farrell II
Chairman, President and Chief Executive Officer


Projected Environmental Spending (Cumulative)*
$2.6 billion already spent through 2009.
Billions of Dollars
*All planned expenditures are preliminary and may be subject to regulatory and/or Board of Directors approvals.
2.9
3.2
3.5
3.7
3.7
2010
2011
2012
2013
2014

Reconciliation of Operating Earnings (non-GAAP) to Reported Earnings (GAAP)

(Millions, Except Per Share Amounts)	2005	2006	2007	2008	2009
Operating Earnings (non-GAAP)*	**$ 1,557**	**$ 1,777**	**$ 1,674**	**$ 1,837**	**$ 1,942**
Items excluded from operating earnings (after-tax):					
Impairment of gas and oil properties	—	—	—	—	(281)
Proposed rate settlement	—	—	—	—	(435)
Net gain on sale of U.S. non-Appalachian E&P business	—	—	2,080	(26)	—
Charges related to the E&P divestitures	—	(5)	(506)	—	—
Charges related to early retirement of debt	—	—	(148)	—	—
Tax benefit (charge) related to the planned sale of Peoples & Hope	—	(145)	9	136	—
Net gains (losses) or impairments related to the decommissioning trusts	—	(15)	(19)	(109)	2
Extraordinary item related to the reapplication of accounting guidance for cost-based regulation	—	—	(158)	—	—
Impairment of merchant generation assets	—	—	(270)	—	—
Income (loss) from discontinued operations	6	(150)	(8)	(2)	—
Termination of power purchase and sales contracts	(52)	—	(137)	—	—
Charges related to hurricanes	(375)	(11)	—	—	—
Net benefits (charges) related to exiting certain businesses	(27)	(20)	52	(23)	(6)
Other items	(76)	(51)	(30)	21	65
Total after-tax items	(524)	(397)	865	(3)	(655)
Reported Earnings (GAAP)	**$ 1,033**	**$ 1,380**	**$ 2,539**	**$ 1,834**	**$ 1,287**
Earnings per common share–diluted:					
Operating Earnings*	**$ 2.26**	**$ 2.53**	**$ 2.56**	**$ 3.16**	**$ 3.27**
Items excluded from operating earnings	(0.76)	(0.57)	1.32	—	(1.10)
Reported Earnings	**$ 1.50**	**$ 1.96**	**$ 3.88**	**$ 3.16**	**$ 2.17**

* Dominion uses operating earnings as the primary performance measurement of its earnings outlook and results for public communications with analysts and investors. Dominion management believes operating earnings provide a more meaningful representation of the company's fundamental earnings power.

Reconciliation of Operating (non-GAAP) Return on Equity to Reported (GAAP) Return on Equity

	2008		2009	
	Millions	%	Millions	%
Common Shareholders' Equity–13 mos. average	$ 9,758		$ 10,921	
Operating Earnings–Twelve months ended*	1,837		1,942	
Return on average common equity–operating		18.8%		17.8%
Reported Earnings–Twelve months ended	1,834		1,287	
Return on average common equity–reported		18.8%		11.8%

* See Reconciliation of Operating Earnings (non-GAAP) to Reported Earnings (GAAP).

Reconciliation of Operating Dividend Payout Ratio (non-GAAP) to Reported Dividend Payout Ratio (GAAP)

	2009	
	Data Per Common Share	%
Total dividends paid per common share	$ 1.75	
Operating Earnings–Twelve months ended*	$ 3.27	
Dividend payout ratio–operating		54%
Reported Earnings–Twelve months ended	$ 2.17	
Dividend payout ratio–reported		81%

* See Reconciliation of Operating Earnings to Reported Earnings.

GAAP Reconciliation of 2010 Operating Earnings Guidance

In providing its full-year 2010 operating earnings guidance the company notes that there could be differences between expected reported (GAAP) earnings and estimated operating earnings for matters such as, but not limited to, divestitures, changes in accounting principles or the outcome of the company's pending Virginia rate case proceedings. With the exception of the Dominion Peoples divestiture, Dominion management is not able to estimate the impact, if any, of these items on reported earnings. Accordingly, Dominion is not able to provide a corresponding GAAP equivalent for its operating earnings guidance. At this time, Dominion management expects the February 2010 sale of Dominion Peoples to result in an after-tax loss of approximately $140 million, as well as after-tax expenses of approximately $50 million that would negatively impact full-year 2010 reported earnings, but would not be included in operating earnings.

Directors*

William P. Barr
Former Attorney General of the United States and Retired Executive Vice President and General Counsel, Verizon Communications, Inc.

Peter W. Brown, M.D.
Physician, Virginia Surgical Associates, P.C.

George A. Davidson, Jr.
Retired Chairman, Dominion Resources, Inc.

Thomas F. Farrell II
Chairman, President and Chief Executive Officer, Dominion Resources, Inc.

John W. Harris
President and Chief Executive Officer, Lincoln Harris LLC (real estate consulting firm)

Robert S. Jepson, Jr.
Chairman and Chief Executive Officer, Jepson Associates, Inc. (private investments)

Mark J. Kington
Managing Director, X-10 Capital Management, LLC (investments)

Benjamin J. Lambert, III
Former Virginia State Senator and Optometrist

Margaret A. McKenna
President, The Wal-Mart Foundation

Frank S. Royal, M.D.
Healthcare Professional and Physician

Robert H. Spilman, Jr.
President and Chief Executive Officer, Bassett Furniture Industries

David A. Wollard
Founding Chairman of the Board, Emeritus, Exempla Healthcare

Executive Officers*

Thomas F. Farrell II
Chairman, President and Chief Executive Officer

Mark F. McGettrick
Executive Vice President and Chief Financial Officer

Paul D. Koonce
Executive Vice President and Chief Executive Officer, Dominion Virginia Power

David A. Christian
Chief Executive Officer, Dominion Generation

Gary L. Sypolt
Chief Executive Officer, Dominion Energy

David A. Heacock
President and Chief Nuclear Officer, Dominion Nuclear

Robert M. Blue
Senior Vice President, Public Policy and Environment

Mary C. Doswell
Senior Vice President, Alternative Energy Solutions, Dominion Resources Services

James K. Martin
Senior Vice President, Regulation and Integrated Planning, Dominion Resources Services

Steven A. Rogers
Senior Vice President and Chief Administrative Officer

James F. Stutts
Senior Vice President and General Counsel

Carter M. Reid
Vice President, Governance and Corporate Secretary

Ashwini Sawhney
Vice President and Controller

*As of Feb. 1, 2010

Dominion Resources Services, Inc. is the transfer agent and registrar for Dominion's common stock. Our Shareholder Services staff provides personal assistance for any inquiries Monday through Friday from 9 a.m. to noon and from 1 p.m. to 4 p.m. (ET). In addition, automated information is available 24 hours a day through our voice-response system.

1 (800) 552-4034 (toll-free)
1 (804) 775-2500

Major press releases and other company information may be obtained by visiting our Web site at www.dom.com. Registered shareholders also may obtain account-specific information by visiting this site. To sign up for this service, visit www.dom.com, click "Investors" and then select "Access Your Account Online." Once you have accessed the sign-in page, click "First Time Visitor" in the upper-left corner of the screen and follow the directions for "New Member Sign Up." After you have signed up, you will be able to monitor your account, make changes and review your Dominion Activity Statements at your convenience.

Direct Stock Purchase Plan

You may buy Dominion common stock through Dominion Direct®. Please contact Shareholder Services for a prospectus and enrollment form or visit www.dom.com and click "Investors,"and then select "Dominion Direct."

Common Stock Listing

New York Stock Exchange
Trading symbol: D

Common Stock Price Range

	2009		2008	
	High	**Low**	High	Low
First Quarter	**$37.18**	**$27.15**	$48.50	$38.63
Second Quarter	**33.93**	**28.70**	48.28	41.12
Third Quarter	**34.84**	**32.10**	48.50	40.51
Fourth Quarter	**39.79**	**33.15**	44.46	31.26
Year	**39.79**	**27.15**	48.50	31.26

Dividends on Dominion common stock are paid as declared by the board. Dominion paid 43.75 cents per share in each quarter of 2009. Dividends are typically paid on the 20th of March, June, September and December. Dividends can be paid by check or electronic deposit, or they may be reinvested.

On Dec. 31, 2009, there were approximately 149,000 registered shareholders, including approximately 54,000 certificate holders.

Annual Meeting

This year's Annual Meeting of Shareholders of Dominion Resources, Inc., will be held Tuesday, May 18, at 9:30 a.m. (ET) at the Virginia Historical Society, 428 North Boulevard, Richmond, Virginia.

Summary Annual Report

Dominion has published its 2009 annual report to shareholders in a smaller, more cost-effective format. Many of our shareholders have told us they would prefer to see the chairman's letter and other basic information published in a smaller, easier-to-handle document. Others have told us they only want the detailed information contained in our annual report on Form 10-K filed with the Securities and Exchange Commission. By separating the documents, we are working to serve the needs of both. View all Dominion publications at our Web site, www.dom.com.

Performance Graph

The table and graph below show the five-year cumulative total returns based on an initial investment of $100.00 in Dominion common stock with all dividends reinvested compared with the S&P 500 Index, and the S&P 500 Utilities Index.

Indexed Returns

	Value of Investment at December 31					
	2004	2005	2006	2007	2008	**2009**
Dominion	100.00	118.17	133.00	155.58	122.07	**139.80**
S&P 500	100.00	104.91	121.48	128.16	80.74	**102.11**
S&P 500 Utilities	100.00	116.84	141.36	168.76	119.85	**134.12**

Comparison of Cumulative Five Year Total Return


Dollars
200
150
100
50
$139.80
$134.12
$102.11
Dominion
S&P 500
S&P 500 Utilities
2004
2005
2006
2007
2008
2009

Source: Standard & Poor's

Corporate Street Address
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Mailing Address
Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261-6532

Web Site
www.dom.com

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Richmond, Virginia

Shareholder Inquiries
Shareholder.Services@dom.com
Dominion Resources Services, Inc.
Shareholder Services
P.O. Box 26532
Richmond, Virginia 23261-6532
1 (800) 552-4034 (toll-free)
1 (804) 775-2500

Additional Information

Copies of Dominion's Summary Annual Report, Proxy Statement and reports on Form 10-K, Form 10-Q and Form 8-K are available without charge. These items can be viewed by visiting www.dom.com, or requests for these items can be made by writing to:

Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261-6532

Electronic Reports

Please visit Dominion's Investor site at www.dom.com/investors. On this site, you can view financial documents including our Summary Annual Report and Proxy Statement.

Photo Captions:

Front Cover • *Clockwise from center*
When asked why men take jobs working atop 60-foot creosote-covered poles in blistering heat or numbing cold, one VEPCO lineman replied in a 1949 interview, "I'd go crazy being cooped up inside an office all day."

Lineman Jason George, of Fredericksburg, Va., is part of a Dominion work force that has helped build a century of strength and excellence. His grandfather, James P. Winfree, worked for Dominion for nearly 60 years; his uncle, Kenny Winfree, remains with Dominion in Portsmouth, Va.

Fowler Ridge I Wind Farm, jointly owned by Dominion and BP Wind Energy, entered service in 2009 and produces 300 megawatts, enough electricity to power 75,000 residences and businesses.

Elwood Power Station in Elwood, Ill., supplies power to two electric utilities.

Dominion is pursuing multiple natural gas transmission pipeline expansion projects at this time.

Back Cover • *Bottom left to right*
Dominion employees volunteer their time on an environmental project in Northern Virginia.

Luke Thaxton, far right, drove this trolley in 1918.

Dominion employees volunteered approximately 125,000 hours in 2009.

"Modern" trucks such as this Virginia Railway and Power Company Electric Service model from the early 1900s were eventually used for heavy transports, but even in the 1940s, nothing had yet to take the place of oxen teams for transporting 60-foot poles through swamplands where tractors would bog down and stall.

Page 4/5 Background Photo • Protecting the environmental countrysides where we do business remains a principal Dominion objective.

Pages 6/7–Background Photo • Power flows around the clock through high-voltage transmission lines serving all regions of our electric franchise service area.

Pages 8/9 Background Photo • Newly expanded natural gas transmission pipelines at Dominion Cove Point carry supply to energy-intensive markets in the Northeast.

Pages 10/11 Background Photo • We are investing $3.7 billion to reduce emissions at our fleet of utility and merchant power generation stations.

All archival photographs appear courtesy of Dominion, except the far-right image on the back cover, which is courtesy of Carter Peaseley.

Credits:

Design: Graphic Expression Inc.,
New York, New York

Printing: The Hennegan Company,
Florence, Kentucky

Photography: Cameron Davidson–front cover (lineman, Jason George, Elwood Power Station), pages 6/7 (background), page 7 (all), pages 8/9 (background), page 9 (upper-right), page 18 (color images), page 19 (color images), page 21 (far-left); Mark Mitchell–page 12, and back cover (center-right); Steven Flamm–pages 4/5 (background), pages 10/11 (background); Ted Kawalerski–page 6 (inset), page 15 (left), page 17 (center); Sabinsville Compressor Station employee–page 8 (inset); William Taufic–front cover (far-left), page 9 (left inset) and page 20 (far-left); Bryan Lemasters–page 9 (bottom inset); Greg Edwards–page 10 (inset); Bob Jones, Jr.–page 11 (top inset); Fowler Ridge I employee–page 11 (middle inset); New Media Systems, Inc.–page 11 (bottom inset); Joe Mahoney–page 22 (color images); Stephen Lackey–page 21 (center and far-right); Courtesy of Virginia Union University–Ayasha Sledge, Photographer, page 17 (far left); Doug Buerlein–back cover (far-left).

The Forest Stewardship Council (FSC) is an international organization that brings people together to find solutions which promote responsible stewardship of the world's forests. The FSC has a set of 10 principles that define responsible forest management and address issues such as indigenous people's rights, community relations and labor rights, legal concerns, and environmental impacts surrounding forest management. Its product label allows consumers worldwide to recognize products that support the growth of responsible forest management.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SW-COC-001530
© 1996 Forest Stewardship Council

DOMINION RESOURCES, INC. • P.O. Box 26532 • Richmond, Virginia 23261-6532 • www.dom.com






Dominion

